UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

PERFORMANCE SHIPPING INC.
(Name of Subject Company)

PERFORMANCE SHIPPING INC.
(Names of Persons Filing Statement)

COMMON SHARES, PAR VALUE $0.01 PER SHARE
(INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
(Title of Class of Securities)

Y67305154
(CUSIP Number of Class of Securities)

Mr. Andreas Michalopoulos
373 Syngrou Avenue, 175 64 Palaio Faliro
Athens, Greece
+30-216-600-2400

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

with copies to:

Will Vogel
Watson Farley & Williams LLP
250 West 55th Street, 31st Floor
New York, New York 10019
+1-212-922-2200

Robert B. Greco
Richards, Layton & Finger, P.A.
One Rodney Square
920 North King Street
Wilmington, Delaware 19801
+1-302-651-7728

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (the “Schedule 14D-9 Amendment No. 5”) amends and supplements the Schedule 14D-9 filed by Performance Shipping Inc., a corporation incorporated under the laws of the Republic of the Marshall Islands (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on October 25, 2023 (as amended by Amendment No. 1 thereto filed by the Company with the SEC on November 6, 2023, Amendment No. 2 thereto filed by the Company with the SEC on November 14, 2023, Amendment No. 3 thereto filed by the Company with the SEC on November 15, 2023 and Amendment No. 4 thereto filed by the Company with the SEC on November 30, 2023, and together with this Schedule 14D-9 Amendment No. 5, the “Schedule 14D-9”), including as a result of the filing by the Offeror of a Schedule TO Amendment (as defined below) on November 15, 2023. This Schedule 14D-9 relates to a cash tender offer (the “Offer”) by Sphinx Investment Corp., a corporation incorporated under the laws of the Republic of the Marshall Islands (the “Offeror”), to purchase from the shareholders of the Company, all outstanding shares of the Company’s common shares, par value $0.01 per share (the “Common Shares”) and the associated preferred stock purchase rights (the “Rights” and, together with the Common Shares, the “Shares”) issued pursuant to the Stockholders’ Rights Agreement, dated December 20, 2021, between the Company and Computershare Inc., as rights agent, at a price of $3.00 per Share (without interest and less any applicable withholding taxes) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated October 30, 2023, as amended and supplemented by the Supplement to Amended and Restated Offer to Purchase dated December 5, 2023 (together, the “Offer to Purchase”), the related revised Notice of Guaranteed Delivery and the related revised Letter of Transmittal, as set forth in the Offeror’s Tender Offer Statement on Schedule TO (which is also Amendment No.4 to the Schedule 13D filed by the Offeror, Maryport Navigation Corp. and Mr. George Economou on August 25, 2023 (and amended on August 31, 2023, September 4, September 15, 2023 and twice on October 11, 2023)) filed with the Securities and Exchange Commission (the “SEC”) on October 11, 2023 (the “Original Schedule TO”), as amended by Amendment No. 1 and Amendment No. 2 thereto filed by the Offeror with the SEC on October 30, 2023, Amendment No. 3 thereto filed by the Offeror with the SEC on November 15, 2023 and Amendment No. 4 thereto filed by the Offeror with the SEC on December 5, 2023 (the “Schedule TO Amendments” and, together with the Original Schedule TO, the “Schedule TO”). Unless the Offer is extended by the Offeror, the Offer and withdrawal rights thereunder will expire at 11:59 p.m., New York City Time, on March 28, 2024.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Schedule 14D-9 Amendment No. 5. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9. This Schedule 14D-9 Amendment No. 5 is being filed to reflect certain updates as indicated below.

For clarity, new text is highlighted with bold, underlined text and deleted text is highlighted with ~~crossed out text~~..

INTRODUCTION

The introductory section of the Schedule 14D-9 under the heading “Introduction” is hereby amended and supplemented by adding or deleting (as applicable) the following language in the first paragraph thereunder:

“This Solicitation/Recommendation Statement on Schedule 14D-9, as amended by Amendment No. 1 thereto filed by Performance Shipping Inc., a corporation incorporated under the laws of the Republic of the Marshall Islands (the “Company”), with the Securities and Exchange Commission (the “SEC”) on November 6, 2023, Amendment No. 2 thereto filed by the Company with the SEC on November 14, 2023, Amendment No. 3 thereto filed by the Company with the SEC on November 15, 2023, ~~and~~ Amendment No. 4 thereto filed by the Company with the SEC on November 30, 2023 and Amendment No. 5 thereto filed by the Company with the SEC on December 20, 2023 (this “Schedule 14D-9”), relates to a cash tender offer (the “Offer”) by Sphinx Investment Corp., a corporation incorporated under the laws of the Republic of the Marshall Islands (the “Offeror”), to purchase from the shareholders of the Company all outstanding shares of the Company’s common shares, par value $0.01 per share (the “Common Shares”), and the associated preferred stock purchase rights (the “Rights” and, together with the Common Shares, the “Shares”) issued pursuant to the Stockholders’ Rights Agreement, dated December 20, 2021, between the Company and Computershare Inc., as rights agent (the “Rights Agreement”), at a price of $3.00 per Share (without interest and less any applicable withholding taxes) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated October 30, 2023, as amended and supplemented by the Supplement to Amended and Restated Offer to Purchase dated December 5, 2023 (together, the “Offer to Purchase”), the related revised Notice of Guaranteed Delivery (the “Notice of Guaranteed Delivery”), and the revised related Letter of Transmittal (the “Letter of Transmittal”), as set forth in the Offeror’s Tender Offer Statement on Schedule TO (which is also Amendment No. 4 to the Schedule 13D filed by the Offeror, Maryport Navigation Corp. and Mr. George Economou on August 25, 2023 (and amended on August 31, 2023, September 4, 2023, September 15, 2023 and twice on October 11, 2023)) filed with the SEC on October 11, 2023 (the “Original Schedule TO”), as amended by Amendment No. 1 and Amendment No. 2 thereto filed by the Offeror with the SEC on October 30, 2023, ~~and~~ Amendment No. 3 thereto filed by the Offeror with the SEC on November 15, 2023 and Amendment No. 4 thereto filed by the Offeror with the SEC on December 5, 2023 (together with the Original Schedule TO, the “Schedule TO”). Unless the Offer is extended by the Offeror, the Offer and withdrawal rights thereunder will expire at 11:59 p.m., New York City Time, on March 28, 2024.”

Item 1.	Subject Company Information.

Item 1 of the Schedule 14D-9 is hereby amended and supplemented by adding or deleting (as applicable) the following language in the paragraph under the heading “Securities”:

This Schedule 14D-9 relates to the Company’s Shares (which include the Common Shares and the Rights). As of ~~November 28~~ December 19, 2023, the Company had ~~12,152,559~~ 12,176,467 Common Shares outstanding.

Item 2.	Identity and Background of Filing Person.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding or deleting (as applicable) the following language in sub-paragraphs (iv) and (v) in the second paragraph under the heading “Tender Offer”:

“(iv) the Company shall not have any securities outstanding, authorized or proposed for issuance other than (a) the Shares, (b) authorized Series A Preferred Stock (none of which shall have been issued), (c) the number of shares of Series B Convertible Cumulative Perpetual Preferred Stock (the “Series B Preferred Stock”) outstanding as of October 10, 2023, (d) the warrants outstanding as of October 10, 2023 (which shall not be exercisable in the aggregate for more than the 7,904,221 Shares disclosed by the Company in its Form 6-K on September 29, 2023, and the terms of which such warrants shall not have been amended on or after October 11, 2023), (e) (1) the options to purchase Shares under the Company’s Amended and Restated 2015 Equity Incentive Plan (as such plan was in effect as of October 10, 2023) (the “Equity Incentive Plan”) outstanding, and subject to the terms as in effect, as of October 10, 2023, and (2) any options to purchase ~~s~~Shares under the Equity Incentive Plan that are issued pursuant to the Equity Incentive Plan on or after October 11, 2023 in the ordinary and usual course of business, consistent with past practice (clause (e)(1) and clause (e)(2), collectively, the “Options”); (f) Shares authorized for issuance but not yet subject to awards under the Equity Incentive Plan (none of which shall, on or after October 11, 2023, have been issued other than in the ordinary and usual course of business, consistent with past practice); ~~and~~ (g) the Remedial Rights (as defined below) and the Remedial Shares (as defined below) (with none of the Remedial Shares having been issued); and (h) solely in the event that the Series C Condition (as defined below) is satisfied through clause (b) thereof, the number of shares of the Series C Convertible Cumulative Redeemable Perpetual Preferred Stock (the “Series C Preferred Stock”) outstanding on October 10, 2023 (the “Equity Condition”);

(v) either (a) (1) Section 4 of the Certificate of Designation, Preferences and Rights of Series C ~~Convertible Cumulative Redeemable Perpetual~~ Preferred Stock (~~such certificate,~~ the “Series C Certificate” ~~and such stock, the “Series C Preferred Stock”~~) shall no longer be in effect, (2) any and all shares of the Series C Preferred Stock held as of October 11, 2023 by any of Mango Shipping Corp., Mitzela Corp. and Giannakis (John) Evangelou, Antonios Karavias, Christos Glavanis, and Reidar Brekke, or by any “affiliate” (as such term is defined in Rule 12b-2 of the General Rules and Regulations under the United States Securities and Exchange Act of 1934, as amended (the “Exchange Act”) of any of the foregoing (collectively, the “Insider Holders”), and any and all Shares purported to have been issued pursuant to the purported conversion of any such shares of the Series C Preferred Stock, shall have been validly cancelled for no consideration and (3) no other shares of the Series C Preferred Stock shall be outstanding; or (b) (1) there shall have been issued upon each Share outstanding from time to time an uncertificated right (which such right shall be stapled to the associated Share and shall, immediately and solely following the Offeror’s deposit with Continental Stock Transfer & Trust Company as tender offer agent (the “Tender Offer Agent”) of the proceeds required to consummate the Offer, be freely exercisable at any time in exchange for nominal consideration (and shall not be exercisable prior to the Offeror’s deposit with the Tender Offer Agent of the proceeds required to consummate the Offer, and shall not be subject to involuntary redemption or repurchase)) (each, a “Remedial Right”) to purchase such number of shares of the Series C Preferred Stock (and/or such number of shares of a new class of preferred stock of the Company) (the “Remedial Shares”) that would, once issued to the holder of such Share, put the holder of such Share in the same economic, voting, governance and other position as the holder of such Share would have been in had the Series C Preferred Stock issued to the Insider Holders been cancelled for no consideration (with the holder of such Share having been deemed for purposes of this condition to have been put in the same (x) economic position as the holder of such Share would have been in had the Series C Preferred Stock issued to the Insider Holders been cancelled for no consideration if, upon the issuance of the Remedial Shares pursuant to the exercise of the Remedial Rights, the Series C Preferred Stock issued to the Insider Holders would not in the aggregate be entitled to receive more than 0.1% of any dividend or other payment made by the Company to Company securityholders and (y) voting and governance position as the holder of such Share would have been in had the Series C Preferred Stock issued to the Insider Holders been cancelled for no consideration if, upon the issuance of the Remedial Shares pursuant to the exercise of the Remedial Rights, the Series C Preferred Stock issued to the Insider Holders would not in the aggregate constitute more than 0.1% of any Company securities entitled to vote (as a single class or otherwise) on or consent (as a single class or otherwise) to any matter (including without limitation pursuant to Section 4(b) of the Series C Certificate)), (2) no Remedial Shares (or rights to acquire Remedial Shares other than the Remedial Rights) shall have been issued to any Insider Holder or any “associate” (as such term is defined in Rule 12b-2 of the General Rules and Regulations under the Exchange Act) of an Insider Holder and (3) any Remedial Right beneficially owned from time to time by any Insider Holder, any “associate” (as such term is defined in Rule 12b-2 of the General Rules and Regulations under the Exchange Act) of an Insider Holder or any direct or indirect transferee of an Insider Holder or of any such “associate” shall be rendered unexercisable pursuant to the definitive documentation for such Remedial Rights (the applicable of clause (a) and clause (b) referred to as the “Series C Condition”);”

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3 is hereby amended and supplemented by adding or deleting (as applicable) the following language in the last two paragraphs under the heading “Special Committee”:

“On November 6, 2023, based on the foregoing and other considerations, and after consultation with the Special Committee’s independent advisors, the Special Committee unanimously adopted resolutions determining that the Offer, as amended on October 30, 2023, is not in the best interests of the Company or its shareholders and recommending on behalf of the Company that all of the Company’s shareholders reject the Offer, as amended on October 30, 2023, and not tender any of their Shares pursuant to the Offer, as amended on October 30, 2023. After the Special Committee further considered the Offer as extended on November 15, 2023, the members of the Special Committee reaffirmed the Special Committee’s recommendation for the same reasons described below and adopted resolutions on November 30, 2023 confirming that the “Distribution Date” under the Rights Agreement shall not occur as a result of the extension of the Offer as described below. On December 12, 2023, the Special Committee further considered the Offer as supplemented on December 5, 2023, following which the members of the Special Committee reaffirmed the Special Committee’s recommendation for the reasons described below and adopted resolutions confirming that the “Distribution Date” under the Rights Agreement shall not occur as a result of the supplement to the Offer as described below.

Pursuant to the authority delegated to it by the Board and the authority vested under clause (ii) of the definition of Distribution Date (as defined in the Rights Agreement, and capitalized terms used in this paragraph and not defined herein have the meaning set forth in the Rights Agreement) under the Rights Agreement, on October 25, 2023, the Special Committee adopted resolutions to: (i) confirm that the Distribution Date shall not occur under the Rights Agreement upon the Close of Business on the tenth Business Day after the date that the Offer was first published or sent or given within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act and (ii) provide that the Distribution Date shall instead occur under the Rights Agreement on the next date on which the Distribution Date would occur under the Rights Agreement but for the commencement of the Offer on its original terms and conditions. After the Offeror amended the Offer on October 30, 2023, the Special Committee adopted additional resolutions on November 6, 2023 to confirm that the Distribution Date shall not occur under the Rights Agreement upon the Close of Business on the tenth Business Day after the date that such amendment to the Offer was first published or sent or given within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act and to provide that the Distribution Date shall instead occur under the Rights Agreement on the next date on which the Distribution Date would occur under the Rights Agreement but for the commencement of the Offer on its original terms and conditions and such amendment to the Offer. After the Offeror extended the Offer on November 15, 2023, the Special Committee adopted additional resolutions on November 30, 2023 to confirm that the Distribution Date shall not occur under the Rights Agreement upon the Close of Business on the tenth Business Day after the date that such extension of the Offer was first published or sent or given within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act and to provide that the Distribution Date shall instead occur under the Rights Agreement on the next date on which the Distribution Date would occur under the Rights Agreement but for the commencement of the Offer on its original terms and conditions, the October 30, 2023 amendment to the Offer and the November 15, 2023 extension of the Offer. After the Offeror supplemented the Offer on December 5, 2023, the Special Committee adopted additional resolutions on December 14, 2023 to confirm that the Distribution Date shall not occur under the Rights Agreement upon the Close of Business on the tenth Business Day after the date that such supplement to the Offer was first published or sent or given within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act and to provide that the Distribution Date shall instead occur under the Rights Agreement on the next date on which the Distribution Date would occur under the Rights Agreement but for the commencement of the Offer on its original terms and conditions, the October 30, 2023 amendment to the Offer, the November 15, 2023 extension of the Offer and the December 5, 2023 supplement to the Offer (which, for the avoidance, may include the occurrence of the Close of Business on the tenth Business Day after the date that any subsequent amendment to the Offer, any subsequent modification or extension of the Offer or any subsequent waiver of any of the conditions of the Offer is first published or sent or given within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act), or in each case such later date as may be determined by action of the Board or the Special Committee. As a result, the Distribution Date under the Rights Agreement shall not occur upon the Close of Business on the tenth Business Day after: (a) the date that the original Offer was first published or sent or given, (b) the date that ~~or~~ the Offeror’s October 30, 2023 amendment to the Offer was first published or sent or given, ~~or~~ (c) the date that the Offeror’s November 15, 2023 extension of the Offer was first published or sent or given or (d) the date that the Offeror’s December 5, 2023 supplement to the Offer was first published or sent or given, in each case within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act. However, to the extent that the Rights Agreement remains in effect and the Distribution Date has not yet occurred, and the Offeror or any affiliate thereof makes any subsequent tender or exchange offer, subsequently waives any conditions to the Offer, subsequently extends the Offer or subsequently amends or otherwise modifies the Offer, the Distribution Date may occur on the Close of Business on the tenth Business Day after the date that any such subsequent offer or any such subsequent amendment to the Offer, subsequent modification or extension of the Offer or subsequent waiver of any of the conditions of the Offer is first published or sent or given within the meaning of Rule 14d-2(a) of the General Rules and Regulations under the Exchange Act (or on such later date as may be determined by action of the Board or the Special Committee).”

Item 4.	The Solicitation or Recommendation.

Item 4.b.“Reasons for the Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by adding or deleting (as applicable) the following language in the first and second paragraphs thereunder:

“2.        The Special Committee believes that the Offer is illusory, because the highly conditional nature of the Offer creates significant doubt that the Offer will be consummated. In particular, the Special Committee notes that the Offer remains conditioned on the Series C Condition, which, even as supplemented in the Supplement to ~~amended in~~ the Amended and Restated Offer to Purchase dated ~~October 30~~December 5, 2023, is not within the authority of the Board or the Company to satisfy. Pursuant to the Series C Condition, the Offer is conditioned on the cancellation of the Company’s outstanding shares of Series C Preferred Stock held by the Insider Holders (and certain Common Shares issued in respect of the conversion thereof) for no consideration, or, in the alternative and with equivalent effect, the distribution by the Company to its common shareholders of Remedial Rights to purchase Remedial Shares, which, when issued, would put the Company’s common shareholders (other than the Insider Holders) in the same economic, voting, governance and other position as such common shareholders would have been in had the Series C Preferred Stock issued to the Insider Holders been cancelled for no consideration (with the holder of such Shares having been deemed for purposes of this condition to have been put in the same (x) economic position as the holder of such Shares would have been in had the Series C Preferred Stock issued to the Insider Holders been cancelled for no consideration if, upon the issuance of the Remedial Shares pursuant to the exercise of the Remedial Rights, the Series C Preferred Stock issued to the Insider Holders would not in the aggregate be entitled to receive more than 0.1% of any dividend or other payment made by the Company to Company securityholders and (y) voting and governance position as the holder of such Share would have been in had the Series C Preferred Stock issued to the Insider Holders been cancelled for no consideration if, upon the issuance of the Remedial Shares pursuant to the exercise of the Remedial Rights, the Series C Preferred Stock issued to the Insider Holders would not in the aggregate constitute more than 0.1% of any Company securities entitled to vote (as a single class or otherwise) on or consent (as a single class or otherwise) to any matter (including without limitation pursuant to Section 4(b) of the Series C Certificate)) (the “Series C Alternative Condition”). The Offer to Purchase states that the Series C Condition is within the control of the Company and the Board. However, the Special Committee believes that none of the Company’s governing documents, including its Articles of Incorporation and bylaws and the Series C Certificate, or applicable law, including the BCA, grant the Company, the Board or the Special Committee the authority to effect a cancellation of the Series C Preferred Stock for no consideration. Additionally, the Special Committee has carefully evaluated the transactions described in the Offer to Purchase which the Offer to Purchase proposes would satisfy the Series C Alternative Condition, and believes that satisfying the Series C Alternative Condition is not in the control of the Company, the Board or the Special Committee, for the following independently sufficient reasons: (i) that requirements of the Series C Alternative Condition that the Insider Holders “not in the aggregate be entitled to receive more than 0.1% of any dividend or other payment made by the Company to Company securityholders” and “not in the aggregate constitute more than 0.1% of any Company securities entitled to vote (as a single class or otherwise) on or consent (as a single class or otherwise) to any matter (including without limitation pursuant to Section 4(b) of the Series C Certificate)” can only be satisfied by the Company through the issuance of additional preferred shares of the Company if (A) the Company creates and issues shares of a new series of Preferred Stock (which cannot be unilaterally done by the Company and would require the consent of the holders of a majority of the outstanding shares of Series C Preferred Stock, which is required under the terms of the Series C Certificate to (x) create any additional class or series of capital stock that ranks superior to or in parity with the Series C Preferred Shares in rights, preferences or privileges and (y) authorize the issuance of or issue any shares of preferred stock other than the Series B Preferred Stock and the Series C Preferred Stock) or (B) the Company issues more than 1 billion new shares of Series C Preferred Stock (as would be required to dilute the 1,371,134 shares of Series C Preferred Stock known to currently be held by Insider Holders to 0.1% of the outstanding shares of Series C Preferred Stock (which cannot be unilaterally done by the Company as the Company is currently only authorized to issue a maximum of 25 million shares of preferred stock under its Articles of Incorporation and amending the Company’s Articles of Incorporation to increase the number of authorized of preferred stock would require the consent of the holders of a majority of the outstanding shares of Series C Preferred Stock, which is required under the terms of the Series C Certificate to amend the Articles of Incorporation of the Company), ~~that the requirement of the Series C Alternative Condition that the holders of Shares be put in the “same economic, voting, governance and other position as such common shareholders would have been in had the Series C Preferred Stock issued to the Insider Holders been cancelled for no consideration” is not capable of being satisfied through the issuance of additional preferred shares of the Company, as stated in the Offer to Purchase, to the extent that the currently outstanding shares of Series C Preferred Stock and their associated economic, voting, governance and other rights, powers and preferences, which, for the reasons stated above, the Special Committee believes the Company has no power to cancel or nullify for no consideration, remain outstanding,~~ (ii) any set of transactions involving the consummation of the Offer through the purported satisfaction of the Series C Alternative Condition would require the consent of the holders of a majority of the outstanding shares of Series C Preferred Stock, which in addition to the required consents set forth above, is required under the terms of the Series C Certificate ~~to amend the Company’s Articles of Incorporation, to establish a new series of preferred stock that ranks superior to or equal to the Series C Preferred Stock, or~~ to effect a change of control of the Company, and (iii) the Special Committee believes that any set of transactions which has the effect of, or an effect equivalent to, cancelling shares held by certain shareholders (or diluting these shares below 0.1%), for no consideration, as is required by the Series C Condition, would be an improper exercise of authority by the Board or the Special Committee under Marshall Islands law. As a result, the Special Committee believes that the satisfaction of the Series C Condition is not within the control of the Company, the Board or the Special Committee, and the Offeror’s statement to the contrary is false. Further, the Special Committee notes that the Offer is subject to numerous other conditions set forth in Section 14 of the Offer to Purchase, which give the Offeror wide latitude not to consummate the Offer, especially in light of the lengthy extension of the Offer—for a period of more than four months—creating a greater likelihood of the occurrence of circumstances on the basis of which the Offeror could claim a condition is not satisfied. For example, the condition set forth in paragraph (e) of Section 14 of the Offer to Purchase states that the Offeror is not obligated to consummate the Offer if, among other things, the Company has authorized or even proposed any acquisition or disposition of assets (which need not even be material) or material change in the Company’s capitalization or indebtedness. The Offeror could assert that ordinary-course developments in the Company’s business which occur at any point over the more than four months prior to the expiration date of the Offer cause such condition not to be satisfied, and elect not to consummate the Offer. In consideration of the foregoing, and in particular that the Offer remains subject to the Series C Condition which the Special Committee believes that it, the Board and the Company do not have the power to satisfy, the Special Committee believes that significant doubt exists that the Offer will be consummated and that the Offer is illusory.

To the Company’s knowledge, as of ~~November 28~~ December 19, 2023, ~~1,451,044~~ 1,433,972 shares of Series C Preferred Stock are outstanding and 1,371,134, or approximately ~~94.5~~ 95.6%, of such shares are held by Mango Shipping Corp. and Mitzela Corp., which are Insider Holders and affiliates of the Company. To the Company’s knowledge, no other affiliates of the Company hold Series C Preferred Stock. The ownership of Series C Preferred Stock by the other Insider Holders is not known to the Company.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERFORMANCE SHIPPING INC.

Dated: December 20, 2023

/s/ Andreas Michalopoulos
By: Andreas Michalopoulos
Chief Executive Officer